UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 333-150385
                       -----------
(Check One):  [X] Form 10-K  [ ] Form 11-K    [X] Form 10-Q
              [ ] Form 20-F  [ ] Form N-CSR   [ ] Form N-SAR

For Period Ended: May 31, 2010
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            HQ Global Education Inc.
                            ------------------------
                             Full Name of Registrant

                             Green Star Mining Corp
                            -------------------------
                            Former Name if Applicable

             No.27, Jinsha Road, Jinnan Village, Lijingpu Township,
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

         Shahe Section, Ningxiang County, Hunan Province, China 410600
         -------------------------------------------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Registrant is unable to file the Form 10-Q for the quarter ending May 31, 2010 within the prescribed period, because the Registrant recently implemented a new accounting application. As a result of the transition to the new application, the accounting department was not able to finish preparation of the financial statements by the required filing date without unreasonable effort and expense. Accordingly, the Company requests additional time to compile and review all the information necessary to accurately complete the Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Guanwen He                  (86 731)            87828601
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be significant changes in results of operations from the third quarter of the last fiscal year. Because the Registrant was a shell company and had no substantial operations before February 11, 2010. On February 11, 2010, the Registrant completed an acquisition and discontinued its designation as a shell company which is disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2010.


                            HQ GLOBAL EDUCATION INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2010                        By: /s/ Guanwen He
                                               ---------------------------------
                                               Guanwen He
                                               Chief Executive Officer